Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

Information Circular IC07-19

The following Questions and Answers were posted on the Chicago Board Options Exchange’s member website on February 13, 2007.

QUESTIONS & ANSWERS REGARDING THE PROPOSED DEMUTUALIZATION OF THE CHICAGO BOARD OPTIONS EXCHANGE

The Chicago Board Options Exchange, through its subsidiary CBOE Holdings, Inc., has filed an S-4 Registration Statement in connection with the proposed restructuring of the CBOE.  Following the proposed restructuring transaction the CBOE would be a Delaware for-profit, stock corporation and would be a wholly owned subsidiary of CBOE Holdings, Inc., also a Delaware for-profit stock corporation.  CBOE memberships existing at the date of the restructuring transaction would be converted into shares of stock of CBOE Holdings, Inc.  Outlined below are questions and answers to aid you in understanding the restructuring.  You should read the entire S-4 Registration Statement, including its annexes and exhibits, for a complete understanding of the proposal.

QUESTIONS REGARDING THE TRANSACTION

1.              Why is the CBOE engaging in the restructuring transaction?

There are a number of reasons for the restructuring transaction.  We believe that the key reasons to pursue the restructuring are:

1.               the restructuring will provide CBOE with greater flexibility to respond to the demands of a rapidly changing business environment, thereby enhancing our competitive capabilities;

2.               the restructuring will create a framework in which to maximize the value of the CBOE to its members;

3.               the restructuring will create a framework for a possible future public offering of CBOE Holding’s stock through which our owners would obtain a more liquid investment; and

4.               being structured as a for-profit, stock corporation will allow CBOE to pursue strategic opportunities such as to engage in business combinations with other organizations and to access capital markets in ways that are not available to non-stock, membership corporations.

2.              What will members receive in consideration for their memberships?

Each membership at the time of the restructuring will be converted into a stated number of shares of Class A common stock of CBOE Holdings.  The precise number of shares to be received will be determined at a later date, but prior to the time the members will be asked to vote to approve the restructuring transaction.  The shares of Class A common stock received by members will be equally divided among Series A-1 common stock, Series A-2 common stock and Series A-3 common stock.

3.              Who will receive the shares of Class A common stock of CBOE Holdings?

The common stock of CBOE Holdings will be issued to the owners of CBOE memberships, not to lessees of CBOE memberships.

4.              What will the shares I receive be worth?

On January 1, 2006, at the direction of the CBOE board of directors, CBOE management began the transition to a for-profit model for the CBOE.  The proposed restructuring is the next step in the efforts to create additional value for CBOE members through their ownership of the Exchange.  Today, the value of a CBOE membership is reflected in seat prices.  Following the restructuring transaction, this value will be reflected in the shares received in the restructuring.  Whether those shares have the same value, a lesser value, or a greater value will depend on a number of factors that are difficult to predict.  The current restructuring is simply creating the framework for achieving the objectives outlined in the answer to question # 1 above.

5.              Can I buy and sell my shares after the restructuring transaction?

Yes.  From the completion of the restructuring transaction, unless and until the company engages in an IPO, the shares of the Class A common stock of CBOE Holdings that members receive may be transferred or sold, in whole or in part, so long as any transfer takes place though the CBOE’s membership department or through an agent designated by CBOE Holdings to manage such transfers.  The membership department, or its agent, will maintain the process for the transfer of common stock by CBOE Holdings stockholders much like the process that exists today for the sale and transfer of CBOE seats.  If an IPO takes place, then the shares of Class A common stock will become subject to the lock-up provisions, as described below.

6.              Will there be an Initial Public Offering (IPO) of CBOE Holdings stock?

We cannot say at this point if or when an initial public offering of CBOE Holdings stock will occur.  An IPO will occur only if the CBOE Holdings board of directors makes a specific determination that it is in the best interests of its stockholders to engage in such an offering.  No such decision has been made at this point.  Following the restructuring transaction should it determine to do so, the CBOE Holdings board could make a decision regarding an IPO based on a number of factors including profitability, investor interest and the market.  The boards of directors of both CBOE and CBOE Holdings are aware that there is an interest among many current CBOE members for an IPO to occur.  One of the key objectives in completing the restructuring transaction is to provide a framework that would make such an offering possible in the future, should the CBOE Holdings board of directors deem it appropriate at that time.   We cannot guarantee you that we will be able to complete a public offering in the near future or at all.

7.              Why will I receive three different Series of Class A common stock?

The three series of Class A common stock will facilitate the administration of the transfer restrictions, or “lock-up” provisions, that would apply to the Class A common stock if CBOE Holdings were to engage in a public offering.  The lock-up is a restriction on the transferability of the shares of Class A common stock that you will receive in the restructuring transaction.

Existing stockholders of a company that engages in an initial public offering are customarily required to agree to such restrictions to avoid the negative effect on the market price of the stock that could occur if there were large quantities of shares of the company’s stock sold into the public market shortly after the offering occurred.

8.              In the event of an IPO, can I sell some of my stock?

We currently expect that stockholders would be allowed to participate as sellers in an IPO.  However, we cannot state definitively if or when an IPO will occur.  Because of that, we do not yet know the terms of the offering, including whether or not holders of the Class A common stock received in the restructuring transaction would be permitted to sell shares in any IPO.  Following the completion of an IPO you will be restricted from transferring your shares until the applicable lock-up restrictions have expired.

9.              How does the lock-up work?

The CBOE Holdings certificate of incorporation provides that, following any initial public offering that may later be completed, holders of Series A-1 common stock will not be able to sell any shares for the first 180 days following such an IPO, while Series A-2 and Series A-3 common stock would be subject to such restrictions for, respectively, the first 360 and first 540 days following such an IPO.  Accordingly, the Series A-1 shares would convert into unrestricted common stock and be freely tradable beginning on the 181st day following the IPO, while the Series A-2 shares and the Series A-3 shares would convert into unrestricted common stock and be freely tradable on, respectively, the 361st day and the 541st day following such an IPO. Shares into which memberships are converted are subject to the right of CBOE Holdings to engage in organized sales of the CBOE Holdings common stock.  If the CBOE Holdings board decides to have an organized sale, there could be for the delays in the ability of shareholders to sell their shares in the public market.

10.       What is an “organized sale”?

An organized sale is a public offering that includes shares issued in the restructuring transaction.  The CBOE Holdings board will have the ability to conduct organized sales of the stock issued in the restructuring coinciding with the expiration of the lock-up restrictions.  The purpose of an organized sale is to facilitate a more organized distribution of stock into the public market.  If the board decides to conduct an organized sale, then shares, other than those included in the organized sale, that would have otherwise become freely tradable may only be transferred as part of the organized sale for a period extending 90 days past the date of the organized sale.  It is important to note that the CBOE Holdings board can accelerate the expiration of lock-up periods if they decide it is in the best interest of stockholders.

11.       Are there limitations on the amount of CBOE holdings stock I may own?

Yes.  Following the restructuring transactions, no person, or entity may own or vote more than 10% of the shares of CBOE Holdings.  This percentage will increase to 20% if and when an IPO takes place.  The board of CBOE Holdings may waive these ownership and voting limitations, but the board may not waive the ownership or voting limitation for a person or entity, if the person or entity, or any of its related persons, is a CBOE member or member organization.

12.       What are the tax implications for CBOE members of CBOE’s demutualization?

For members who are U.S. citizens and residents, there should be no federal income tax consequences as a result of the restructuring, and the member’s tax basis in the stock should likely be the same as the previous tax basis in that person’s membership.  It is the opinion of outside counsel that the restructuring transaction will qualify as a reorganization, in which members will not recognize any gain or loss for federal tax purposes upon receipt of CBOE Holdings common stock.  We urge you to consult with your tax advisor for a full understanding of the tax implications of the restructuring transaction for you.

13.       How will the restructuring transaction work?

The CBOE will change from a non-stock corporation to a stock corporation through a merger with a subsidiary of CBOE Holdings that has been created for this purpose.  Through the merger, the memberships in the CBOE existing on the date of the restructuring transaction will be converted into CBOE Holdings common stock, and CBOE Holdings will become the sole stockholder of the CBOE.  As a result, the owners of CBOE membership interests will become stockholders of CBOE Holdings.  Immediately following the restructuring, the CBOE will distribute as a dividend to CBOE Holdings the shares that the CBOE owns in its subsidiaries other than CBOE Stock Exchange, LLC, making them wholly owned subsidiaries of CBOE Holdings.  (CBOE Stock Exchange, LLC will remain a subsidiary of the CBOE.)

14.       Why do we need a holding company?

We believe the holding company structure has a number of advantages.  It gives the CBOE greater flexibility to diversify and expand, including engaging in businesses that are either unregulated or regulated differently. It provides greater flexibility to finance, acquire or dispose of individual businesses. It also allows us to satisfy Securities and Exchange Commission (SEC) requirements for governance at the SRO level while providing flexibility for alternative forms governance at the holding company level.

QUESTIONS REGARDING THE APPROVAL PROCESS

15.       Who has to approve the restructuring transaction?

The proposed transaction must be approved by the affirmative vote of a majority of the CBOE members entitled to vote.  If a CBOE member does not vote or abstains from voting on the proposal to approve the restructuring transaction, it will have the same effect as a vote against the restructuring transaction.  In addition, the SEC must approve certain aspects of the restructuring transaction, including the amendments to the CBOE’s certificate of incorporation, constitution and rules.

16.       Who can vote?

Each eligible CBOE voting member of record and in good standing on the record date for the meeting will be entitled to one vote with respect to each membership. An eligible CBOE voting member is the owner of a CBOE membership, unless the owner has granted the voting right for the membership to the lessee of the seat. An eligible CBOE voting member may also grant a proxy to another person.  In that case, the holder of the proxy would have the right to cast the vote with respect to that membership.

17.       When will the vote take place?

At this point we cannot state definitively when the member meeting to vote on the restructuring transaction will take place; our current expectations are that it would occur in late 2007.  Prior to scheduling a vote we need the approval of the SEC’s Division of Market

Regulation of the CBOE’s exercise right interpretation referred to in question 22 below. In addition, we need an indication from the SEC that they are ready to approve both our governance changes and related changes to the CBOE’s rules, once our members have approved the restructuring transaction.  We also need the SEC’s Division of Corporate Finance to declare our S-4 Registration Statement effective.  Once we have these approvals and our S-4 has been declared effective, it is expected that a member vote would be scheduled within 60 days.

18.       If approved, when will the restructuring occur?

If the restructuring transaction is approved by the membership, the restructuring transaction would be completed shortly following SEC approval of the necessary rule changes.

QUESTIONS REGARDING ACCESS

19.       How will the Restructuring affect members’ access rights?

Ownership of CBOE Holdings common stock will not entitle its holders to physical or electronic access to the CBOE trading facilities.  Following the restructuring transaction, trading access will be made available through trading permits, which will be issued by the CBOE.

20.       Why will trading access be separated from ownership?

We believe that centralizing trading access within the CBOE will create additional value for stockholders of CBOE Holdings.  This approach is similar to the approach taken by the NYSE.  Trading permits will be subject to fees paid directly to the the CBOE. These fees are expected to account for significant revenues to CBOE, and therefore, indirectly, to CBOE Holdings.  It is expected that this revenue will be reflected in the value of CBOE Holdings stock.

21.       Will all members be guaranteed a trading permit?

We currently expect that all individuals and firms that are members immediately prior to the restructuring transaction will be entitled to obtain trading permits that provide access immediately following the restructuring transaction.  In the future, the CBOE will determine the number of trading permits to be made available based on several factors, including statutory requirements, liquidity requirements and demand.

22.       What impact does the restructuring transaction have on CBOE exercise members?

The board of directors of the CBOE has determined that following the acquisition of the Board of Trade of the City of Chicago, Inc. (CBOT) by Chicago Mercantile Exchange Holdings, Inc. (CME Holdings) there will no longer be members of the CBOT who qualify to become or remain members of the CBOE pursuant to the exercise right.  The CME/CBOT transaction is expected to close before the CBOE restructuring transaction.  The CBOE restructuring is based on this assumption and on the assumption that the SEC will have approved the CBOE’s determination regarding the effect of the CME/CBOT transaction on the exercise right.  Under those circumstances, CBOE memberships held by CBOT members pursuant to the exercise right before the CME/CBOT transaction will not be converted into shares of CBOE Holdings common stock in the restructuring transaction, because there no longer will be any members of the CBOT who qualify to hold such a membership on the date of the restructuring transaction.

23.       Will a former CBOE exercise member be eligible to obtain a trading permit?

Former CBOE exercise members will be eligible to apply for CBOE trading permits.  Furthermore, the CBOE’s rules allow the CBOE to grant temporary access in special circumstances in order to avoid disruptions to its markets. The CBOE can utilize these rules to grant temporary access during an interim period following the acquisition of the CBOT by CME Holdings, to persons who were CBOE exercise members as of December 11, 2006.

24.       How will I obtain trading rights in the future?

CBOE members, both individuals and firms, will have the opportunity to apply for trading permits from the CBOE in advance of the completion of the restructuring transaction.  These permits will become valid on the day following the restructuring transaction. The specific terms of the trading permits, including fees, access provided and the process for applying will be set forth in one or more SEC rule filings to be made by the CBOE in the near future.

QUESTIONS REGARDING CBOE OPERATIONS, RULES AND GOVERNANCE

25.       Will the restructuring transaction change how the CBOE operates?

At the beginning of 2006 the Exchange began its transition to operating as a for-profit entity.  This reorientation has already had a significant impact on the CBOE’s finances.  It is our expectation that the restructuring transaction will provide the CBOE with greater flexibility to respond to the demands of a rapidly changing business environment, enhancing its competitive position and create a framework to maximize the value of the CBOE to its owners.

26.       Will the restructuring transaction affect the composition of CBOE’s board of directors?

Following the restructuring transaction, the CBOE board will be reduced in size to 13 directors, consisting of five industry directors, seven non-industry directors plus the CEO.  An industry director, generally speaking, will be anyone who holds a trading permit or is affiliated with a firm that holds a trading permit or is a CBOE employee or consultant.  CBOE Holdings will also have a 13-person board of directors.  Initially the boards of the CBOE and CBOE Holdings are expected to consist of the same individuals.  In both cases the directors will serve two-year, staggered terms and there will not be any term limits or age limits.

27.       How will directors be elected?

CBOE directors will be nominated by a new Nominating and Governance Committee, which will consist of both industry and non-industry directors.  CBOE Holdings will be the sole stockholder of the CBOE, and CBOE Holdings will elect the board of the CBOE.    At least 20% of the of the directors of the CBOE must represent the holders of trading permits and the holders of trading permits will have a petition right to nominate and vote for alternative candidates for these seats if they object to the candidates proposed by the industry directors on the Nominating and Governance Committee.  The stockholders of CBOE Holdings will elect the directors of CBOE Holdings.

28.       How will the CBOE Vice Chairman be determined?

The board of the CBOE will elect the Vice Chairman of the CBOE from among the industry directors on the CBOE board.

29.       Will there be changes in the CBOE committee system?

The current system of board committees and member committees is expected to function as it does today.  There will continue to be peer review committees (e.g., Arbitration, Appeals, Business Conduct, and Floor Officials) and there will continue to be advisory committees (e.g. Equity Options Procedure, Market Performance, Product Development).  Initially the board of the CBOE and CBOE Holdings will each have an Executive Committee, Audit Committee, Compensation Committee and Nominating & Governance Committee.  In addition, the CBOE will have a Regulatory Oversight Committee and a Trading Advisory Committee.  The Trading Advisory Committee will replace the current Floor Directors Committee and will advise the Office of the Chairman regarding matters of interest to trading permit holders.  The Vice Chairman will chair the Trading Advisory Committee and will make recommendations to the board regarding appointments to member committees, similar to what is done today.

30.     Will stockholders or holders of trading permits have petition rights?

The holders of CBOE trading permits will not be stockholders of CBOE and therefore will not have any rights to petition or vote on matters at the CBOE, other than with respect to the nomination and election of certain directors as described in the answer to question 27. The stockholders of CBOE Holdings will have standard stockholder voting rights as provided under Delaware law and in the CBOE Holdings certificate of incorporation and bylaws.

31.       What changes will there be to the CBOE’s rules?

Changes in CBOE’s rules will be required to reflect the changes in the ownership and governance structure.  These rules will be submitted to the SEC in the near future.  Changes will also be needed to cover revised form of access to the CBOE.  The revised access plan is still being developed.  All of the rule changes related to the restructuring transaction must be approved by the current board of directors and the SEC and will be published for comment.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.